

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Mr. Thomas B. Wagers, Sr.
Interim President and Chief Executive Officer
Atlantic Coast Financial Corporation
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, FL 32256

Re: **Atlantic Coast Financial Corporation**
Registration Statement on Form S-1
Filed September 10, 2013
File No. 333-191079

Dear Mr. Wagers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please amend to include the information about your new officers and directors required by Item 401 of Regulation S-K. We note the partial discussions in the Forms 8-K.

Summary, page 1

Our Company, page 1

2. We note your reference in the last sentence of the fourth paragraph that this offering and a new team will "allow us to grow our franchise and return to profitability." Please supplement this claim with disclosure that even if you are able to sell all the securities

being offered you will still be in violation of the Consent Order and therefore may continue to be subject to extraordinary sanctions from the Comptroller of the Currency including sale, liquidation, federal conservatorship or federal receivership of the Bank.

3. We note your disclosure that to reduce credit risk and preserve capital during the economic downturn that began in 2007, management determined that it was in Atlantic Coast Bank's best interest to reduce or cease certain of its lending activities and that this led, in part, to a significant contraction in lending business. We further note your disclosure that as part of your new business strategy you plan to re-enter and expand traditional lines of business. In order to provide a reader with a better understanding of this shift in strategies please provide us with, and revise your disclosure in future filings to include, the following:

    *   Separate discussions identifying the specific lending activities that were reduced and those that were ceased; and
    *   An enhanced discussion of the "traditional lines of business" that you have already re-entered or plan to re-enter and / or expand as part of the new business strategy, addressing the underlying reasons for re-entering any lines of business and / or lending activities that were previously ceased and, if applicable, any significant changes to underwriting standards for the related products.

Changes in Senior Management, page 3

4. Please revise this section to include the resignation of Mr. Wagers.

Managing Non-Performing Assets, page 5

5. Please delete or revise your claim that you will "meet or exceed the higher capital requirements under our Consent Order" since even if your assumptions proved true you would not meet the minimum ratio of tier one capital to adjusted assets since based on your assumptions your Tier 1 capital to adjusted assets would be 8.7 percent which is below the minimum of 9.0 percent. Describe how and when you will meet the minimum requirements.

6. We note your disclosure describing your intentions to dispose of a majority of your non-performing assets immediately in bulk sales assuming the completion of this offering. Disclosure further states that in anticipation of the planned bulk sales, management has completed its due diligence and obtained indications of interest from third parties and, as a result currently believes the range of loss on the dispositions will be from $6.3 million to $8.6 million. Based on your disclosure it appears you have identified the loans to be sold, determined the expected method of sale (i.e., bulk loans sale) as well as the time period for expected completion of the sale and, given the disclosure that the Company has obtained interest from third parties, likely have an active program to find a buyer.

Given these apparent facts and circumstances, we are unclear how you determined the Company has the intent and ability to hold these loans for the foreseeable future or until maturity or payoff. Please tell us how you determined that these loans should not have been transferred to held-for-sale classification and carried at lower of cost or fair value in accordance with ASC 310-10-35-49. In preparing your response, please reference the specific accounting guidance relied upon in making your determination not to classify and account for these loans as held for sale at June 30, 2013.

Credit and Funding Costs, page 6

7. Please revise your disclosure as follows:
- disclose more detail regarding the debt to the Federal Home Loan Bank Board and separately the structured notes including prepayment fees and collateral requirements;
- disclose that only $51 million of your $203 million in debt matures in 2014 and that most of your debt to the FHLB does not mature until 2017 and most of your debt on repurchase agreements does not mature until 2016; and
- explain how you will replace the debt with deposits given the substantial drop in deposits since 2008, the restrictions on your taking brokered deposits and your lack of financial resources to offer above market rates.

Risk Factors, page 9

Our loan portfolio possess increased risk due to portfolio lending…, page 15

8. This risk appears to describe two unrelated risks. You might discuss the issue of adjustable rate mortgages in a separate risk factor. Please try to provide quantitative information about the risk of loans made in a period of rising real estate values, which appears to be largely the same risk as the following risk, by, for example, noting the percentage of mortgages on your books dating from 2002 to 2006.

Exhibits

9. Please file all required exhibits. As required by Item 601(b)(10) file your Written Agreement with the Federal Reserve Bank.

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Merger Agreement With Bond Street Holdings, Inc., page 10
Current Litigation Relating to the Merger, page 10

10. We note your disclosure regarding current litigation relating to the proposed merger with Bond Street Holdings and more specifically, your disclosure that this Action remains pending despite the unsuccessful vote on the proposed merger. Please tell us and revise future filings to disclose:
   - the amount or range of reasonably possible losses in addition to amounts accrued, or
   - that reasonably possible losses cannot be estimated, or
   - that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

   Refer to ASC 450-20-50 for guidance.

Note 7 – Portfolio Loans, page 16

11. We note your disclosure on page 24 that portfolio loans modified as TDRs with market rates of interest are classified as impaired in the year of restructure and until the loan has performed for 12 months in accordance with the modified terms. We also note your disclosure on page 46 that when a TDR loan with a market rate of interest has performed for over 12 months under terms of the modification it is classified as a performing loan. Please confirm, if true, that your accounting policy for removing a loan modified as a TDR from impaired loan classification is the same as returning the loan to accrual status. Alternatively, if not true, please provide us with your separate accounting policies for removing a TDR loan from impaired loan classification and for returning a TDR loan to accrual status and confirm that you will revise future filings accordingly.

12. As a related matter, we note your disclosure on page 46 that TDR loans totaled $22.3 million as of June 30, 2013 and that approximately $14.6 million of restructured loans have demonstrated 12 months of performance under restructured terms and are reported as performing. We also note your disclosure in the preceding table which indicates that performing troubled debt restructurings totaled $21.6 million, which is different from the aforementioned disclosure of $14.6 million. Please tell us the reasons for this apparent discrepancy in the disclosed amount of performing troubled debt restructurings. In addition, please ensure that all future filings clearly disclose, the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged off during the period and any valuation allowance at period end.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis
Allowance for Loan Losses, page 69

13. We note your disclosure stating you had $13.5 million in sales and short sales of non-performing loans that added $2.2 million to the provision for loan losses and $4.0 million in charge-offs in 2012. Please tell us, and revise future filings to disclose, how you have incorporated the valuation information / data points obtained from these loan sales in your measurement of credit impairment for loans individually measured and for loans collectively measured at December 31, 2012. Also, to the extent possible, please tell us, and revise future filings to quantify how this information impacted your allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or Mark S. Webb, Legal Branch Chief at (202) 551-3698 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel